CONTRAFECT CORPORATION

28 Wells Avenue, Third Floor

Yonkers, New York 10701

May 1, 2023

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Drory

Re:	CONTRAFECT CORPORATION

Registration Statement on Form S-3 (Registration No. 333-269673)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333- 269673) (as amended, the “Registration Statement”) of ContraFect Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on May 3, 2023, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Peter Handrinos at (617) 948-6060 or Wesley Holmes at (617) 948-6027.

If you have any questions regarding the foregoing, please do not hesitate to contact Peter Handrinos at (617) 948-6060 or Wesley Holmes at (617) 948-6027, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

CONTRAFECT CORPORATION

By:	/s/ Michael Messinger
Name: Michael Messinger
Title: Chief Financial Officer

cc:	Peter N. Handrinos, Latham & Watkins LLP

Wesley C. Holmes, Latham & Watkins LLP